Exhibit 99.3

[FORM OF WAIVER]

WAIVER

This Waiver (this “Waiver”) is entered into as of the 14th day of August, 2020, by and between Sundial Growers Inc., a company incorporated under the laws of the Province of Alberta, Canada (the “Company”) and the investor signatory hereto (the “Holder”), with reference to the following facts:

A. Prior to the date hereof, pursuant to that Securities Purchase Agreement, dated as of June 5, 2020, by and between the Company and the Holder (the “Securities Purchase Agreement”), the Company issued to the Holder, among other things, a convertible note, convertible into Common Shares (as defined in the Securities Purchase Agreement), in accordance with the terms of thereof (the “Note”, as converted the “Conversion Shares”). Capitalized terms not defined herein shall have the meaning as set forth in the Securities Purchase Agreement.

B. The Company desires to sell to Canaccord Genuity LLC (the “Underwriter”) up to $20,048,572.00 million in aggregate purchase price of units consisting of Common Shares and related warrants to purchase Common Shares in a Subsequent Placement entered into concurrently herewith (the “Current Offering”).

C. The Company and the Holder desires (i) solely with respect to the Current Offering and not with respect to any other Subsequent Placement, to waive, in part, Section 4(o) of the Securities Purchase Agreement solely to reduce the Offer Period from “five (5) Trading Days” to “one (1) Trading Day”, (ii) to waive all prohibitions on Alternate Conversions (as defined in the Notes) set forth in Section 3(e)(i)(1) of the Notes (other than pursuant to Section 3(d) of the Notes) such that, from and after the date hereof, all of the Conversion Amounts (as defined in each applicable Note) of each of the Notes shall constitute Available Optional Conversion Amount (as defined in each applicable Note) thereunder, (iii) to waive Section 4(o) of the Securities Purchase Agreement, in part, to permit, at-the-market offerings with Canaccord Genuity LLC (pursuant to which Canaccord Genuity LLC, at the request of the Company, purchases Common Shares from the Company and sells such Common Shares in privately negotiated transactions or into the Principal Market through open market transactions (in any event, other than overnight “block” trades) without the requirement to comply with Section 4(o) of the Securities Purchase Agreement at any time from and after September 30, 2020 (collectively, the “Waivers”).

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants hereinafter contained, the parties hereto agree as follows:

1. Waiver. The Waivers are effective as of the time of execution of this Agreement by both parties hereto (the “Effective Time”).

2. Sales During Pre-Settlement Period. If at any time on or after the time of execution of the underwriting agreement with respect to the Current Offering by the Company and the Underwriter, through and including the time immediately prior to the Closing (the “Pre-Settlement Period”), the Holder sells to any Person all, or any portion, of any Common Shares (and/or any Common Shares issuable upon exercise of any warrants to be otherwise acquired by the Holder in the Current Offering), in each case, pursuant to allocations by the Underwriter to the Holder in the Current Offering (collectively, the “Pre-Settlement Shares”), the Holder shall automatically hereunder (without any additional required actions by the Company or the Holder (other than one or more exercise notices with respect to the Pre-Settlement Shares issuable upon exercise of any warrants, to otherwise be acquired by the Holder in the Current Offering)), be deemed to be unconditionally bound to purchase, and the Company shall be deemed unconditionally bound to sell, such Pre-Settlement Shares to be acquired by the Holder at the closing of the Current Offering; provided, that the Company shall not be required to deliver any Pre-Settlement Shares to the Holder prior to the Company’s receipt of the purchase price of such Pre-Settlement Shares; and provided further that the Company hereby acknowledges and agrees that the forgoing shall not constitute a representation or covenant by the Holder as to whether or not during the Pre-Settlement Period the Holder shall sell any Pre-Settlement Shares to any Person and that any such decision to sell any Pre-Settlement Shares by the Holder shall be made, in the sole discretion of such Investor, at the time the Holder elects to effect any such sale, if any.

3. Restrictions on Subsequent Placements. The Company agrees that for the period commencing on the date hereof and ending on September 30, 2020 (the “Restricted Period”), neither the Company nor any of its Subsidiaries shall directly or indirectly issue, offer, sell, grant any option or right to purchase, or otherwise dispose of (or announce any issuance, offer, sale, grant of any option or right to purchase or other disposition of) any equity security or any equity-linked or related security (including, without limitation, any “equity security” (as that term is defined under Rule 405 promulgated under the 1933 Act), any Convertible Securities, any preferred shares or any purchase rights) (any such issuance, offer, sale, grant, disposition or announcement (whether occurring during the Restricted Period or at any time thereafter) is referred to as a “Subsequent Placement”). Notwithstanding the foregoing, this Section 3 shall not apply in respect of the issuance of: (i) Common Shares or options issued to current or former directors, officers or employees of the Company for services rendered to the Company in their capacity as such pursuant to an Approved Share Plan (as defined below); provided that (A) all such issuances (taking into account the Common Shares issuable upon exercise of such options) after the Subscription Date pursuant to this clause (i) do not, in the aggregate, exceed more than 10% of the Common Shares issued and outstanding immediately prior to the Subscription Date and are made pursuant to an Approved Share Plan and (B) the exercise price of any such options is not lowered, none of such options are amended to increase the number of shares issuable thereunder and none of the terms or conditions of any such options are otherwise materially changed in any manner that materially adversely affects any of the Buyers; (ii) Common Shares issued upon the conversion or exercise of Convertible Securities (other than options issued pursuant to an Approved Share Plan that are covered by clause (i) above) issued prior to the Subscription Date; provided that the conversion price of any such Convertible Securities is not lowered, none of such Convertible Securities are amended to increase the number of shares issuable thereunder and none of the terms or conditions of any such Convertible Securities are otherwise materially changed in any manner that materially adversely affects any of the Buyers (other than antidilution adjustments pursuant to the terms thereof in effect as of the Subscription Date); and (iii) the Common Shares issuable upon exercise of the warrants to be issued in the Current Offering; provided that the terms of such warrants are not amended, modified or changed on or after the Subscription Date (other than antidilution adjustments pursuant to the terms thereof in effect as of the Subscription Date).

4. Ratifications. Except as otherwise expressly provided herein, each of the Securities Purchase Agreement, the Note and each other Transaction Document, is, and shall continue to be, in full force and effect and is hereby ratified and confirmed in all respects.

5. Disclosure of Transaction. On or before 9:30 a.m., New York time, on the date of this Agreement, the Company shall disclose (including, but not limited to, filing a Report of Foreign Issuer on Form 6-K or dissemination of a press release) all the material terms of the transactions contemplated hereby (the “Cleansing Release”). From and after dissemination of the Cleansing Release, the Company shall have disclosed all material, non-public information (if any) provided to the Holder by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents in connection with the transactions contemplated hereby. In addition, effective upon the dissemination of the Cleansing Release, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, affiliates, employees or agents, on the one hand, and the Holder or any of its affiliates, on the other hand, relating to the transactions contemplated hereby, shall terminate. For the avoidance of doubt, this Section 5 is in addition to and does not otherwise modify Section 4(i) of the Securities Purchase Agreement.

6. Fees. The Company shall promptly reimburse Kelley Drye & Warren, LLP (counsel to the Holder), on demand, a non-accountable amount of $40,000 for the costs and expenses incurred by it in connection with preparing and delivering this Agreement.

7. Miscellaneous Provisions. Section 9 of the Securities Purchase Agreement is hereby incorporated by reference herein, mutatis mutandis.

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IN WITNESS WHEREOF, Holders and the Company have executed this Waiver as of the date set forth on the first page of this Waiver.

COMPANY:

SUNDIAL GROWERS INC.

By:
Name:
Title:

IN WITNESS WHEREOF, Holders and the Company have executed this Waiver as of the date set forth on the first page of this Waiver.

HOLDER:

HUDSON BAY MASTER FUND LTD

By:
Name:
Title: